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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12B-25
NOTIFICATION OF LATE FILING
SEC File No: 1-7573
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
(Check One):
[ ] Form 10-K and Form 10-KSB     [ ] Form 20-F         [X] Form 11-K
[ ] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

     For Periods Ended:  December 31, 2000 and 1999
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               [ ]     Transition Report on Form 10-K
               [ ]     Transition Report on Form 20-F
               [ ]     Transition Report on Form 11-K
               [ ]     Transition Report on Form 10-Q
               [ ]     Transition Report on Form N-SAR
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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.


        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ........................

 ...............................................................................

 ...............................................................................
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PART I   REGISTRANT INFORMATION
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        Full Name of Registrant: Parker Drilling Company

        Former Name if Applicable

        .......................................................................

        Address of Principal Executive Office (Street and Number)

     Parker Building, Eight East Third Street, Tulsa, Oklahoma 74103
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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[X]     (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)     The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.
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PART III - NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-
F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

               SEE NARRATIVE ATTACHED

                                            (Attach Extra Sheets if Needed)
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PART IV - OTHER INFORMATION
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     (1)     Name and telephone number of person to contact in regard to this notification

             (Name)                           (Area Code)   (Telephone Number)
             W. Kirk Brassfield                  (918)            631-1276

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           [X] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [ ] Yes     [X] No



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     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  (Name of Registrant as specified in charter)
                            Parker Drilling Company

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  July 2, 2001                By:   /s/     W. Kirk Brassfield
                                       ------------------------------------
                                          Name:   W. Kirk Brassfield
                                          Title:  Corporate Controller


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.




Narrative:

        The Registrant is unable to timely file its Annual Report on Form 11-K with respect to its Stock Bonus Plan because certain information was not available to complete timely preparation of the Plan's financial statements. The Report will be filed promptly upon completion of the audit and in no event later than July 16, 2001.